

September 6, 2012

<u>Via E-mail</u>
Marilyn Spiegel
President
Wynn Las Vegas, LLC
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re: Wynn Las Vegas, LLC
Form 10-K for the Year ended December 31, 2011
Filed February 29, 2012
File No. 333-100768

Dear Ms. Spiegel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor

cc: Kim Sinatra
        General Counsel